UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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07005630

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Tower Square Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Cityplace – 18th Floor
(No. and Street)

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

Hartford (City) CT (State) 06103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Petersen 732-326-7339
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)


SEC MAIL PROCESSING
RECEIVED
MAR 01 2007
WASH, DC
SECTION

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Robert Petersen, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Tower Square Securities, Inc. for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

Chief Financial Officer
Title

Subscribed and sworn to before me on
this 21st day of February 2007

Notary Public

Barbara Nebel
My Commission Expires
October 9, 2007

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Tower Square Securities, Inc.:

We have audited the accompanying statement of financial condition of Tower Square Securities (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Tower Square Securities, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2007

TOWER SQUARE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash	$ 3,417,856
Commissions and fees receivable	1,114,880
Variable annuities	9,034,023
Receivable from brokers and clearing organizations	3,683,408
Secured demand note receivable	31,000,000
Prepaid expenses	1,059,834
Deferred tax asset	10,756,404
Other assets	813,123
TOTAL ASSETS	$60,879,528
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Commissions payable	1,534,849
Due to affiliates	13,223,776
Deferred compensation plan payable to representatives	9,034,023
Accrued expenses and other liabilities	5,875,379
	29,668,027
Note payable under subordinated demand note collateral agreement	31,000,000
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value; authorized 100,000 shares; issued and outstanding 1,000 shares	100,000
Additional paid-in capital	15,548,141
Accumulated deficit	(15,436,640)
Total stockholder's equity	211,501
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$60,879,528

See notes to statement of financial condition.

TOWER SQUARE SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

1. ORGANIZATION

Tower Square Securities, Inc. (the "Company") is an indirect wholly owned subsidiary of Metropolitan Life Insurance Company of Connecticut ("MICC"), which is an indirect wholly owned subsidiary of MetLife, Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also a licensed insurance agency.

The Company contracts with independent licensed brokers to sell securities and other investment products, on a principal and agency basis, to retail (individual) investors. The Company also sells variable annuity and variable life products issued by affiliated and unaffiliated insurance carriers. The Company executes and clears its brokerage transactions on a fully disclosed basis through Pershing LLC ("Pershing") and as agent directly with mutual fund companies, insurance companies and investment advisers. In connection with the sale of mutual funds, the Company receives fees under Rule 12b-1 of the Investment Company Act of 1940.

"MetLife" as used in these Notes refers to MetLife, Inc., a Delaware Corporation, and its subsidiaries (other than the Company), including Metropolitan Life Insurance Company ("Metropolitan") and MICC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Presentation - The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates in the Preparation of Financial Statements - The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition.

Cash - All cash is on deposit with PNC Bank and Bank of America.

Revenue Recognition—Brokerage transactions and related commission revenue and expense are recorded on a trade date basis. Securities owned and securities sold but not yet purchased are valued at fair value, and unrealized gains and losses are reflected in the statement of operations. Principal transactions are reported net of the related commission on such trades. Fee revenues are recorded on an accrual basis.

The Company recognizes first year commission revenue and related commission expense upon the satisfactory completion of the application process for the purchase of variable annuity and variable life products. Renewal commission revenue and related commission expense are recognized when the renewal commissions are received.

Income Taxes - The Company will file a stand-alone federal income tax return through 2010 as management expects that the Company will not join the Metlife consolidated federal tax return until 2011. The Company also files tax returns with various state taxing agencies, both on a stand alone and combined basis with various MetLife subsidiaries. As a result, the Company's state income taxes payable or receivable are due to or from various state taxing agencies or such MetLife subsidiaries.

The Company applies the concepts of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which establishes deferred tax assets and liabilities based upon the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 allows recognition of deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be realized.

Fair Value of Financial Instruments—SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

Adoption of New Accounting Pronouncements – Effective January 1, 2006, the Company adopted SFAS No. 154, *Accounting Changes and Error Corrections* ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principles unless it is deemed impractical. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's statement of financial condition.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. FIN 48 will also require significant additional disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006. Based upon the Company's evaluation work completed to date, the Company expects adoption to have no impact on the Company's statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007, and will be applied prospectively. The Company is evaluating the impact of SFAS 157 and does not expect that the pronouncement will have a material impact on the Company's statement of financial condition.

3. RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

All clearing and depository operations for the Company's and customers' securities transactions are provided by Pershing pursuant to a clearance agreement. At December 31, 2006, included in receivable from brokers and clearing organizations in the statement of financial condition is $3,683,408 on deposit with Pershing in interest bearing accounts. Securities owned are held in the custody of Pershing which has the ability to pledge the securities in its custody.

The Company has agreed to indemnify Pershing for losses which may be sustained as a result of the failure of customers introduced by the Company to satisfy their obligations in connection with their securities transactions.

The Company is a member of the National Securities Clearing Corporation ("NSCC") and settles various transactions utilizing the services of NSCC. At December 31, 2006, the Company had no balance with NSCC.

4. RELATED PARTY TRANSACTIONS

MetLife provides services and support functions, including, but not limited to, payroll, legal, compliance, information technology and other general corporate services and charges the Company its allocated portion of such costs.

In addition, MetLife disburses compensation and other amounts on behalf of the Company, for which the Company reimburses MetLife.

Due to affiliates represents amounts due to MetLife for allocated services and support functions, and amounts disbursed by MetLife on behalf of the Company.

5. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital, as defined. The Company is required to maintain net capital, as defined, of the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $17,131,818, which was $15,153,950 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.73 to 1 as of December 31, 2006.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the net capital computation pursuant to an agreement between the Company and the clearing broker which requires, among other things, the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3 under the 1934 Act.

The Company carries no customer accounts and no customer funds or securities are held in connection with their brokerage and investment advisory services. Accordingly, the Company is exempt from Rule 15c3-3 under the 1934 Act pursuant to section (k)(2)(ii) of the rule.

6. EMPLOYEE BENEFIT PLANS

MetLife sponsors and administers defined benefit and defined contribution pension plans. For the defined benefit plan, the benefits are based on years of credited service and final average earning history. MetLife's funding policy is to require subsidiaries to contribute their portion of the amount necessary to satisfy IRS contribution guidelines.

7. INCOME TAXES

The income tax benefit differs from the amount determined by applying the 35% U.S. statutory federal income tax rate to pretax loss due primarily to non-deductible expenses.

The deferred tax asset recorded in the statement of financial condition primarily relates to loss contingency reserves, deferred compensation, and federal and state net operating loss carryforwards. A 100% valuation allowance of $1,898,999 has been established for the state deferred tax asset relating to state net operating loss carryforwards, loss contingency reserves and deferred compensation.

As of December 31, 2006 the Company had federal net operating loss carryforwards of $17,934,053 which begin to expire in 2025. The Company also had state net operating loss carryforwards of $14,328,856 which begin to expire in 2010.

8. COMMITMENTS AND CONTINGENCIES

The Company is a defendant in a number of litigation matters. In some of the matters, very large and/or indeterminate amounts are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus the specific monetary relief sought is not noted.

Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

On a monthly basis, the Company reviews relevant information with respect to liabilities for litigation and contingencies to be reflected in the Company's statement of financial condition. The review includes senior legal and financial personnel of the Company and MetLife. Unless stated below, estimates of possible additional losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is

possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2006.

A former registered representative of the Company is alleged to have defrauded individuals by diverting funds for his personal use. In June 2005, the SEC issued a formal order of investigation with respect to the Company and served the Company with a subpoena. The Securities and Business Investments Division of the Connecticut Department of Banking and the NASD are also reviewing this matter. On April 18, 2006, the Connecticut Department of Banking issued a notice to the Company asking it to demonstrate its prior compliance with applicable Connecticut securities laws and regulations. In the context of the above, a number of NASD arbitration matters and litigation matters were commenced in 2005 and 2006 against the Company. It is reasonably possible that other actions will be brought regarding this matter. The Company intends to fully cooperate with the SEC, the NASD and the Connecticut Department of Banking, as appropriate, with respect to the matters described above.

Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's statement of financial condition, have arisen in the course of the Company's business. Further, regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable laws and regulations.

It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in the matters described above and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows.

9. SECURED DEMAND NOTES

The Company is a party to several Secured Demand Note (SDN) Collateral Agreements with MICC. The SDNs are collateralized by US Government Securities.

As of December 31, 2006:	SDN Amount (in millions)	Fair Value of Collateral (in millions)
Due April 28, 2008	$ 3.0	$ 4.2
Due August 31, 2009	5.0	6.0
Due December 31, 2009	20.0	22.8
Due September 30, 2010	3.0	3.9
	$ 31.0	$ 36.9

The SDNs provide the Company with additional regulatory capital toward meeting the minimum net capital requirement under Rule 15c3-1. The corresponding liability "Note payable under a Subordinated Demand Collateral Agreement" is subordinated to the claims of the general creditors. To the extent that the subordinated borrowings are required for the Company's continued compliance with the minimum net capital requirements under Rule 15c3-1, they may not be repaid.

10. DEFERRED COMPENSATION PLAN PAYABLE TO REPRESENTATIVES

The Company sponsored a nonqualified deferred compensation plan for its registered representatives (the "Plan"). The Plan provided registered representatives with the ability to defer compensation to a retirement date on a tax-advantaged basis. Contributions received are invested in variable annuities and are part of the assets of the Company. The ultimate benefits will be based on the return of the underlying investments. The obligation of the Company to pay all benefits under the Plan is fully guaranteed by MICC. The Company does not make any contributions to the Plan.

The method and significant assumptions used to determine fair values of the variable annuities within the Plan are determined by MetLife and reviewed by the Company management. Effective January 1, 2005, no further compensation deferrals were permitted.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company engages in brokerage transactions that settle in accordance with industry practice. In the event a customer or counterparty is unable to fulfill its contracted obligations, the Company might be required to liquidate the transaction for its own account. Additionally, the agreements between the Company and its clearing broker provide that the Company is obligated to assume any responsibility related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

Certain securities transactions in the normal course of business may also give rise to off-balance sheet market risk. Securities sold, but not yet purchased by the Company involve an obligation to purchase securities at a future date. The Company may incur a loss if the market value of the securities increases. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by management.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 21, 2007

Tower Square Securities, Inc.
One Cityplace – 18th Floor
Hartford, CT 06103

Dear Sir or Madam:

In planning and performing our audit of the financial statements of Tower Square Securities, Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 21, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END